SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    Form 11-K



[X]     Annual Report Pursuant To Section 15(d) Of
        The Securities Exchange Act of 1934
        For the fiscal year ended December 31, 2002

                                       OR

[  ]    Transition Report Pursuant To Section 15(d) Of
        The Securities Exchange Act of 1934
        For the transition period from ________ to _________


                            Commission File # 0-16093


                   (A) Full title of the plan and the address
                     of the plan, if different from that of
                             the issuer named below:


                               CONMED CORPORATION
                             Retirement Savings Plan


                    (B) Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office:


                               CONMED CORPORATION
                                 525 French Road
                              Utica, New York 13502

                                   SIGNATURES



     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                              CONMED CORPORATION
                                              Retirement Savings Plan





                                              By: /s/ Robert D. Shallish, Jr.
                                                      ------------------------
                                                      Robert D. Shallish, Jr.
                                                      Vice President - Finance
                                                      CONMED Corporation

Date:  June 25, 2003

                               CONMED Corporation
                             Retirement Savings Plan


                                      Index



                                                                           Page

Report of Independent Auditors .........................................      1

Financial Statements:

   Statements of Net Assets Available for
     Benefits at December 31, 2002 and 2001 ............................      2

   Statements of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 2002 and 2001 ............      3

   Notes to Financial Statements .......................................    4-8

Supplemental Schedule: *

   Schedule of Assets Held for Investment Purposes
     (Schedule H, Part IV, Item (i))at December 31, 2002 ...............   9-23

Consent of Independent Auditors........................................      24

Certification...........................................................     25


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                         Report of Independent Auditors



To the Participants and Administrator of CONMED Corporation Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CONMED Corporation Retirement Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

Syracuse, New York
June 25, 2003

CONMED Corporation
Retirement Savings Plan

Statement of Net Assets Available for Benefits
December 31, 2002 and 2001
--------------------------------------------------------------------------------

Assets                                               2002               2001
Investments, at fair value
   Non-interest bearing cash                     $     5,491        $        --
   Mutual Funds                                   30,531,232         35,847,929
   Common Collective Trust                        11,074,553         10,543,240
   Common Stock                                    4,526,213          6,478,797
   Money Market Funds                              6,995,982          4,462,964
   Participant Loans                               1,693,992          1,774,881
                                                 -----------        -----------

                                                  54,827,463         59,107,811
Receivables:
   Due from broker for securities sold                    --             59,775
                                                 -----------        -----------

     Total assets                                 54,827,463         59,167,586
                                                 -----------        -----------

Liabilities
   Due to broker for securities purchased             17,406                 --
                                                 -----------        -----------

     Total liabilities                                17,406                 --
                                                 -----------        -----------

     Net Assets Available for Benefits           $54,810,057        $59,167,586
                                                 ===========        ===========


    The accompanying notes are an integral part of the financial statements.

CONMED Corporation
Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Years Ended December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                   2002                 2001
Additions to net assets attributed to:
   Investment income:
     Interest and dividends                   $  1,229,441         $  1,749,025
     Net depreciation in fair
     value of investments                       (8,336,581)          (8,775,315)
   Contributions:
     Participants                                6,290,801            5,668,100
     Employer                                    1,892,836            1,730,330
                                              ------------         ------------

     Total additions                             1,076,497              372,140
                                              ------------         ------------

Deductions from net assets attributed to:
   Distributions to participants                 5,434,026            3,404,127
                                              ------------         ------------

     Total deductions                            5,434,026            3,404,127
                                              ------------         ------------

     Net decrease                               (4,357,529)          (3,031,987)

Net assets at beginning of year                 59,167,586           62,199,573
                                              ------------         ------------

     Net Assets at End of Year                $ 54,810,057         $ 59,167,586
                                              ============         ============

    The accompanying notes are an integral part of the financial statements.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------


1.   Establishment and Description of Plan

     Effective January 1992, CONMED Corporation (the "Company") established the CONMED Corporation Retirement Savings Plan (the "Plan"). The Plan is a defined contribution plan covering all full-time employees of the Company and its subsidiaries who meet the service requirements set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     Administration of the Plan

     The Company serves as Plan Administrator with full power, authority and responsibility to control and manage the operation and administration of the Plan.

     Contributions

     A participant could contribute 1 to 50 percent of his or her annual compensation, as defined, up to a maximum of $11,000 and $10,500 per year on a pretax basis for 2002 and 2001. The Company matches 50 percent of each participant's contribution of up to a maximum of 6 percent of participant compensation. Forfeitures of terminated participants' non-vested accounts reduce employer contributions. Forfeitures reduced employer contributions by $78,885 and $76,004 in 2002 and 2001, respectively.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Vesting

     Each participant is immediately vested in his or her voluntary contributions plus earnings thereon. A participant becomes vested in the remainder of his or her account upon the completion of five years of service.

     Investment Options

     A participant may direct contributions (in one percent increments) to any of the following investment options, as described by the plan administrator:

     CONMED Stock Fund - Funds are primarily invested in the common stock of the
     -----------------
     Company.

     FAM  Value  Fund - Funds  are  primarily  invested  in the  Fenimore  Asset
     ----------------
     Management Fund.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

1.   Establishment and Description of Plan (Continued)

     Investment Options (Continued)

     Equity  Income Fund - Invests in the  Fidelity  Equity  Income  Fund.  This
     -------------------
     mutual fund invests at least 65% of its total assets in income-producing equity.

     Investment Grade Bond Fund - Invests in the Fidelity  Investment Grade Bond
     --------------------------
     Fund. This mutual fund seeks a high level of current income by investing in
     U. S. dollar denominated investment-grade bonds.

     Low-Priced Stock Fund - Invests in the Fidelity Low-Priced Stock Fund. This
     ---------------------
     mutual fund seeks capital appreciation by investing mainly in low-priced common stocks ($35 or less at the time of purchase).

     Retirement  Money Market Fund - Invests in the Fidelity Money Market Trust:
     -----------------------------
     Retirement Money Market Portfolio. This mutual fund seeks to earn a high level of current income while maintaining a stable $1.00 share price by investing in high-quality, short-term securities.

     Managed Income  Portfolio Fund - This common  collective trust fund invests
     ------------------------------
     in the Fidelity Managed Income Portfolio. The portfolio seeks preservation of capital and a competitive level of income over time by investing in fixed income securities and distributes income to maintain a net asset value of $1.00 per unit.

     U.S.  Equity  Index Fund - Invests in the Spartan  U.S.  Equity Index Fund.
     ------------------------
     This mutual fund seeks a total return which corresponds to that of the Standard & Poor's 500 Index by attempting to duplicate the composition and total return of the S&P 500.

     Puritan Fund - Invests in the Fidelity  Puritan Fund. The Fund seeks income
     ------------
     and capital growth consistent with reasonable risk by investing approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities.

     Aggressive  Growth Fund - Invests in the Fidelity  Aggressive  Growth Fund.
     -----------------------
     The Fund seeks capital appreciation by investing primarily in common stocks of domestic and foreign issuers that offer the potential for accelerated earnings or revenue growth.

     Needham  Growth Fund - Invest in growth  stocks where the price to earnings
     --------------------
     ratio is equal to or less than half the long-term growth rate of earnings per share.

     Freedom  Funds (2000,  2010,  2020,  2030,  2040) - Invests in the Fidelity
     -------------------------------------------------
     Freedom Funds. Seeks to provide high total returns for those planning to retire.

     Freedom Income Fund - Invests in the Fidelity Freedom Income Fund. Seeks to
     -------------------
     provide high current income and as a secondary objective, some capital appreciation for those already in retirement.

     Diversified  International  Fund  -  Invests  in the  Fidelity  Diversified
     --------------------------------
     International Fund. This Fund seeks capital growth by normally investing at least 65% of total assets in foreign securities.

     Brokerage  Link Accounts - Invests in individual  common  stocks,  bonds or
     ------------------------
     mutual funds as directed by individual participants. Related brokerage fees are charged directly to the individual participant's account.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     Loans

     A participant may obtain a loan between $500 and $50,000, limited to fifty percent of his or her vested account balance. Each loan bears interest at prime plus 1% and is secured by a lien on the borrowing participant's plan account. Repayment is required over a period not to exceed five years or up to 15 years where the loan is for the purchase of a primary residence. Loan repayments are allocated among the investment options consistent with the participant's contribution investment election.

     Payment of Benefits

     Participants or their beneficiaries are eligible to receive benefits under the Plan upon normal retirement, death, total and permanent disability or termination for any reason other than those previously mentioned. Benefits are payable in accordance with the Plan agreement.

     Plan Termination

     While the Company anticipates and believes that the Plan will continue, it reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


2.   Significant Accounting Policies

     Basis of Accounting

     The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

     Investment Valuation and Income Recognition

     Investments in common stock and mutual funds are valued based upon quoted market prices in active markets. Investments in common collective trust funds are valued at the net asset value of securities held by the trust as determined by the investment manager. Cash, money market funds and participant loans are carried at cost which approximates market.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investment which consists of the realized gains and losses and the unrealized appreciation or depreciation on those investments. Interest income is recorded on the accrual basis and dividends are recorded as of the ex-dividend date.

     Contributions

     Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants' earnings.

     Administrative Expenses

     All administrative expenses, including accounting, legal and trustee fees are paid by the Company.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

2.   Significant Accounting Policies (Continued)

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.


3.   Income Tax Status

     The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code ("IRC"), and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter, dated June 20, 1995, from the Internal Revenue Service and the Plan administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

4.   Investments

     Fidelity Investments Institutional Operations Company, Inc. ("Fidelity") is the trustee of the Plan. As trustee, Fidelity holds the Plan's investment assets and executes investment transactions.

     Investments representing 5% or more of the net assets available for plan benefits at December 31, 2002 consist of the following:

                                                                    Current
                                                  Units              Value

CONMED Corp. Common Stock                         145,702        $ 2,854,302
Fidelity Equity Income Fund                       122,777          4,870,549
Fidelity Aggressive Growth Fund                   476,360          5,330,468
Fidelity Retirement Money Market Fund           4,656,346          4,656,346
Fidelity Managed Income Portfolio Fund         11,074,553         11,074,553
Spartan U.S. Equity Index Fund                    176,135          5,486,628
Fidelity Investment Grade Bond Fund               596,928          4,518,747
Fidelity Puritan Fund                             196,599          3,104,297
Fidelity Low Priced Stock Fund                    132,324          3,330,595


     Net depreciation in the fair value of investments for the years ended December 31, 2002 and 2001 was as follows:

                             2002                    2001

Mutual funds             $(8,312,146)            $(8,719,805)
Common stocks                (24,435)                (55,510)
                         -----------             -----------
                         $(8,336,581)            $(8,775,315)
                         -----------             -----------



5.   Transactions with Parties-in-Interest

     As of December 31, 2002 and 2001, the Plan held certain securities issued by the Company as follows:

                        December 31, 2002               December 31, 2001
                        -----------------               -----------------
                       Number         Fair             Number          Fair
                      of Shares       Value          of Shares         Value

CONMED Corp.
  Common Stock         145,702      $2,854,302         132,095      $2,636,616

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------


CONMED Corporation                                                    Schedule I
Retirement Savings Plan

Schedule of Assets Held for Investment Purposes
December 31, 2002
--------------------------------------------------------------------------------

                                                                         Fair
Identity of Issue/Description of Investment            Units            Value


FAM Value Fund                                           34,617      $ 1,166,236
Fidelity Puritan Fund                                   196,599        3,104,297
Fidelity Equity Income Fund                             122,777        4,870,549
Fidelity Investment Grade Bond Fund                     596,928        4,518,747
Fidelity Low-Priced Stock Fund                          132,324        3,330,595
Fidelity Aggressive Growth Fund                         476,360        5,330,468
Fidelity Diversified International Fund                  75,355        1,293,085
Spartan U.S. Equity Index Fund                          176,136        5,486,628
Fidelity Managed Income Portfolio                    11,074,553       11,074,553
CONMED Corporation **                                   145,702        2,854,302
Held in Brokerage Link Account *                              *        4,968,904
Fidelity Retirement Money Market Fund                 4,656,346        4,656,346
Fidelity Freedom Funds                                   19,079          200,592
Needham Growth                                            2,375           47,301
Cash                                                      5,491            5,491
Interest Bearing Cash Accounts                          225,376          225,377
Participant loans, interest rates from 5.25% to
  10.50% and maturities from 2003 to 2012                              1,693,992
                                                                       ---------
                                                                     $54,827,463
                                                                     ===========

*     See pages 10-23 for detail of assets held in the brokerage link account.
**    Denotes party-in-interest

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2002



Security Description                        Shares         Fair Value
--------------------                        ------         ----------


APEX SILVER MINES LTD                         200             2,960

XCELERA COM INC                               100                63

NABORS INDUSTRIES LTD                         100             3,527

TRANSOCEAN SEDCO FOREX                         19               440

ALCON INC                                     100             3,945

PACIFIC CENTURN CYBERWORKS                    500                79

ADC TELECOMMUNICATIONS INC                    250               522

AOL TIME WARNER                               783            10,257

AT & T CORP                                    10               261

A T & T WIRELESS                               17                96

ACCLAIM ENTMT INC                             201               133

ACTRADE FINL                                   80                 8

AGERE SYS INC CL A                              6                 9

AGERE SYS INC CL B                            169               237

AGILENT TECHNOLOGIES INC                      276             4,957

AGNICO EAGLE MINES LTD                        150             2,229

ALPINE REALTY INCOME & GROWTH Y             2,534            34,967

AMCOR LTD ADR NEW                           1,000            19,249

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2002



Security Description                         Shares          Fair Value
--------------------                         ------          ----------


AMERICAN BONANZA GOLD MGN CO CL A            21,000             2,919

AMERICAN INTL GROUP INC                         250            14,463

AMERICAN REAL ESTATE PARTNERS LP                500             4,595

AMGEN INC                                       100             4,834

AMYLIN PHARMACEUTICALS INC                      100             1,614

ANADARKO PETE CORP                              200             9,580

ANHEUSER BUSCH COS INC                          300            14,520

ANTS SOFTWARE                                   169               127

ANWORTH MTG ASSET CORP                        1,000            12,570

APPLIED DIGITAL SOLUTIONS INC                   699               287

APPLIED MICRO CIRCUITS                          175               646

APPLIED MATERIALS INC                            20               261

ARTISAN INTL FUND                             1,125            16,637

ASK JEEVES INC                                   50               128

AT HOME CORP                                     41                --

ATMEL CORP                                    1,000             2,230

AUTOMATIC DATA PROCESSING                       200             7,850

AVAYA INC                                        52               127

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2002



Security Description                          Shares           Fair Value
--------------------                          ------           ----------


BANK ONE CORP                                     5                183

BARON ASSET GROWTH & INCOME FUND                 37              1,000

BAXTER INTL INC                                  50              1,400

BEYOND COM CORP                                  86                 --

BIOMIRA INC                                     100                 93

BRISTOL MYERS SQUIBB CO                      15,923            368,617

BROADVISION INC                                 341              1,163

CMG INFORMATION SVCS INC                      1,650              1,619

CACHE INC                                       500              6,900

CALAMOS INVT TR                              15,464            219,275

CALPINE CORP                                  7,000             22,820

CALYPTE BIOMEDICAL CORP                         500                 27

CAPITAL ONE BK MTN BE                        50,000             48,900

CARDINAL HEALTH INC                             300             17,757

Catalina Marketing Corp                         150              2,775

CHARLES & COLVARD LTD                           200              1,076

CHEVRONTEXACO CORP                               77              5,119

CINERGY CORP                                     15                506

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2002



Security Description                     Shares         Fair Value
--------------------                     ------         ----------


Cisco Sys Inc                             3,853            50,474

CitIGroup Inc                               266             9,361

CLIPPER FD INC                              171            12,937

COMCAST CORP                                 17               401

Commerce One Inc                            218               600

COREL CORP                                  500               400

CORINTHIAN COLLEGES                         300            11,358

Corning Inc                                 300               993

COSINE COMMUNICATIONS                       100               604

COSTCO WHSL CORP                             50             1,403

Cryo-cell intl inc                          725             1,182

CUSAC INDS LTD                           20,800             6,240

DELL COMPUTER CORP                          560            14,974

DIAMOND OFFSHORE DRILLING INC               300             6,555

DIGITAL LIGHTWAVE INC                     3,025             3,724

DODGE & COX STOCK                         1,090            95,959

DOUBLECLICK                                 158               894

DOVER DOWNS GAMING ENTMT INC                 70               636

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2002



Security Description                         Shares              Fair Value
--------------------                         ------              ----------


DOVER MOTORSPORTS INC                            100                  465

DREYFUS EMERGING LEADERS FUND                  1,368               37,971

DREYFUS INTL FDS                               3,373               41,845

DURBAN ROODEPOORT DEEP LTD                       700                2,835

E M C CORP MASS                                  375                2,303

EAGLE BROADBAND INC                            2,652                  743

EATON VANCE GROWTH                               518                3,536

EDULINK INC                                   30,000                   60

ELAN PLC ADR                                     400                  984

ENRON CORP                                     2,300                  145

ETOYS INC                                        200                   --

EXODUS COMMUNICATIONS INC                        400                   --

FIDELITY JAPAN FUND                              170                1,435

FIDELITY CASH RESERVES                     2,114,331            2,114,331

FIDELITY FINL TR CONV SECS FD                  2,565               41,909

FIDELITY FREEDOM 2020 FUND                       486                5,168

FIDELITY GROWTH COMPANY FUND                      99                3,498

FIDELITY AGGRESSIVE GROWTH FUND                  349                3,910

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2002



Security Description                          Shares         Fair Value
--------------------                          ------         ----------


FIDELITY BLUE CHIP GROWTH FUND                    80             2,573

FIDELITY DIVIDEND GROWTH FUND                  1,594            35,581

FIDELITY SELECT TECHNOLOGY                       458            17,275

FIDELITY SELECT BIOTECHNOLOGY FUND               325            12,580

FIDELITY SELECT BRKG & INVEST FUND               480            17,527

GEMSTAR-TV GUIDE INTL INC                        300               975

GENENTECH INC                                    400            13,264

GENERAL DYNAMICS CORP                            200            15,874

GENERAL ELECTRIC CO                            1,415            34,758

GENUITY INC                                        5                --

GENZYME CORP                                      60               105

GILLETTE CO                                      150             4,554

GLAMIS GOLD LTD                                  500             5,670

GUCCI GROUP N V                                   66             6,046

H T E  INC                                     1,000             4,840

HANDSPRING INC                                   100                95

HANSON PLC                                       200             4,122

HARBOR FD CAP APPRECIATION FD                  2,897            58,551

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2002



Security Description                         Shares          Fair Value
--------------------                         ------          ----------


HARMONIC LIGHTWAVES INC                          75                173

HARRIS ASSOC OAKMARK SELECT FUND              4,419            105,263

HARVARD SCIENTIFIC CORP                       3,800                 --

HECLA MNG CO                                    400              2,024

HEWLETT PACKARD CO                              800             13,888

HOME DEPOT INC                                  540             12,970

HONEYWELL INTL INC                              200              4,800

ITT EDUCATIONAL SVCS                          1,000             23,550

INFOSPACE INC                                    10                 84

INHALE THERAPEUTICC SYS                          30                242

INKTOMI CORP                                    400                640

INTEGRA LIFESCIENCES CORP                        81              1,430

INTEL CORP                                    3,301             51,404

INTERIORS INC  CL A                           5,000                 --

INTERNATIONAL BUSINESS MACH                   1,055             81,762

INTERNATIONAL SPEEDWAY CORP                     100              3,729

INTERNET CAPITAL GROUP INC                      330                119

INTERNET PICTURES CORP                          300                315

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2002



Security Description                  Shares         Fair Value
--------------------                  ------         ----------


INTERNET SEC SYS INC                    100             1,833

INVESCO TELECOMM #39 N/C                360             2,933

ISHARES TR                              105             5,182

ISHARES TR                               35             1,699

JDS UNIPHASE CORP                       520             1,284

JABIL CIRCUIT INC                     1,637            29,335

JANUS OLYMPUS FUND                       93             1,861

JOHNSON & JOHNSON                     1,200            64,452

JUNIPER NETWORKS INC                    175             1,190

KEITHLEY INSTRS INC                     100             1,250

KINROSS GOLD CORP                     1,700             4,165

KROLL INC                                64             1,221

LEAR CORP                               100             3,328

LEVEL3 COMMUNICATIONS INC               100               490

LILLY ELI & CO                           40             2,540

LOCKHEED MARTIN CORP                    200            11,550

LOOMIS SAYLES BOND FUND               3,293            36,195

LUCENT TECHNOLOGIES INC               1,150             1,449

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2002



Security Description                   Shares          Fair Value
--------------------                   ------          ----------


MANAGERS FDS BOND FD                    1,998            46,858

MARIMBA INC                               100               163

MCDONALDS CORP                            150             2,412

MEDTRONIC INC                             350            15,960

MERCK & CO INC                            200            11,322

MERIDIAN FD INC                         1,427            32,797

MERRILL LYNCH & CO INC                 25,000            27,579

MEXICO FD INC                             200             2,364

MICHAELS STORES INC                       300             9,390

MICROSOFT CORP                            644            33,295

MIRACLE ENTMT INC                      16,628                17

MIRAVANT MED TECHNOLOGIES                 602               512

MOTOROLA INC DTD                       10,000            10,237

MOTOROLA INC                              768             6,643

NQL INC                                 1,000                 1

NANOPHASE TECHNOLOGIES CORP                10                28

NASDAQ 100 TR UNIT SER 1                  788            19,204

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2002



Security Description                             Shares           Fair Value
--------------------                             ------           ----------


NEW PLAN EXCEL RLTY TR INC                          300              5,727

NEWMONT MNG CORP COM                                200              5,806

NOKIA CORP SPONSORED ADR                            927             14,369

NOMURA HLDGS INC ADR                                200              2,174

NORTEL NETWORKS CORP                                362                583

NORTHEAST INVS TR                                18,194            128,269

WHITE OAK GROWTH STOCKFUND                           14                318

ONYX PHARMACEUTICALS INC                             60                349

OPENWAVE SYS INC                                    100                200

ORACLE SYS CORP                                   1,710             18,468

PLX TECHNOLOGY INC                                  100                391

PMC-SIERRA INC                                    1,300              7,228

PALM INC                                             60                942

PARADYNE CORP                                     2,300              2,944

PETROLEUM GEO SVCS A/S SPONSORED ADR                500                200

PFIZER INC                                        1,100             33,627

PHILIP MORRIS COS INC                               235              9,525

PLANTRONICS INC                                     175              2,648

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2002



Security Description                  Shares         Fair Value
--------------------                  ------         ----------


PRIMUS TELECOMM GROUP INC                 5                10

PUMA TECHNOLOGY INC                   1,000               710

QLOGIC CORP                             790            27,263

QUALCOMM INC                            826            30,058

R H DONNELLEY CORP                      200             5,862

RAMBUS INC                              390             2,617

RAYTHEON CO  CL B                       100             3,075

RAZORFISH INC CL A                       42                71

REALNETWORKS INC                        100               381

RED HAT INC                             750             4,432

SBC COMMUNICATIONS                      100             2,711

SPSS INC                                 33               462

SANDISK CORP                            100             2,030

SAP AG  ADR                             100             1,950

SCHLUMBERGER LTD                        100             4,209

SCHWAB CHARLES CORP                     750             8,137

SELECTED AMERN SHS INC                1,289            32,829

SELECTED SPL SHS INC                  2,323            20,005

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2002



Security Description                           Shares           Fair Value
--------------------                           ------           ----------


SERENA SOFTWARE INC                               100             1,579

SHAMAN PHARMACEUTICALS                         44,070                --

SHE GOT NETWORK INC                               700                --

SILICON VY RESH INC                             2,000                10

SILVERADO GOLD MINE LTD                         9,000             5,535

SIRIUS SATELLITE RADIO INC                        100                64

SPRINT CORP                                        25               362

STRONG EQUITY FDS INC ENTERPRISE FD               529             8,419

SUN MICROSYSTEMS INC                            1,821             5,663

SUPERCONDUCTOR TECHNOLOGIES                        90                85

SUREBEAM CORP                                      69               279

SYCAMORE NETWORKS INC                             100               289

TELAXIS COMMUNICATIONS CORP                       150                27

TEXAS INSTRUMENTS INC                             800            12,008

THERMOELASTIC TECH INC                          7,000                --

3DFX INTERACTIVE INC                              200                --

3COM CORP                                       1,105             5,116

3M CO                                               3               370

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2002



Security Description                          Shares         Fair Value
--------------------                          ------         ----------


TITAN CORP                                      100             1,040

TRAVELERS PPTY CAS CORP                          10               147

TRAVELERS PPTY CAS CORP CL B                     22               322

TWEEDY BROWNE GLOBAL VALUE FUND               2,620            41,424

TYCO INTL LTD                                   940            16,055

UNITED PARCEL SVC INC CL B                      145             9,147

UNIVISION COMMUNICATIONS INC CL A               300             7,350

VA LINUX SYS INC                                150               137

VERIZON COMMUNICATIONS                          250             9,688

VERTICAL COMPUTER SYS INC                     1,000                 8

VITESSE SEMICONDUCTOR CORP                      120               262

WAL MART STORES INC                              90             4,546

WASHINGTON MUTUAL INC                           300            10,359

WAVE SYSTEMS CORP CL A                          139               185

WEITZ SER FD INC                              1,425            39,795

WELLS FARGO & CO                                200             9,374

WIND RIV SYS INC                                100               410

WORLDCOM INC GA                               2,051               252

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2002



Security Description                       Shares          Fair Value
--------------------                       ------          ----------

WORLDCOM INC WORLDCOM GROUP MCI GROUP         384                60

WRIGHT MED GROUP INC                        1,600            27,934

XO COMMUNICATIONS INC                       5,000                50

XCEL ENERGY INC                               150             1,650

XYBERNAUT CORP                                200               104

YAHOO INC                                     113             1,848

YUM BRANDS INC                                300             7,266

ZIMMER HLDGS INC                            1,811            75,193
                                                         ----------

  TOTAL ACCOUNT MARKET VALUE                             $4,968,904
                                                         ==========